UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, April 13, 2009

President of the Comisión Nacional de Valores

(National Securities Commission)

S	/	D

Re: Empresa Distribuidora y Comercializadora
Norte Sociedad Anónima (EDENOR) (Distribution
and Marketing Company of the North S.A.)
Class 7 Bonds due 2017. Relevant Event.

Ladies and Gentlemen:

I am addressing this communication to the Comisión Nacional de Valores (National Securities Commission) (the “CNV”) in my capacity as Attorney-in-Fact for the Distribution and Marketing Company of the North (EDENOR) (hereinafter, the “Company” or “Edenor”). In accordance with Articles 2 and 3 of Chapter XXI of the Rules of the CNV, I am writing to inform you that the Class 7 Senior Notes due 2017, which were issued by the Company on October 9, 2007 with a nominal value of U.S. $220,000,000 (the “Notes”), are, under Rule 144 of the Securities Act of 1933 of the United States of America and the amendments thereto, freely transferable to and by “non-affiliates” of the Company (as such term is defined in the Pricing Supplement dated as of July 4, 2007 (the “Supplement”) in connection with the Notes).

Accordingly, and in compliance with Article 8.1(g) of the Indenture, dated as of October 9, 2007 among Edenor, The Bank of New York Mellon (previously The Bank of New York) (“The Bank of New York”), as trustee, co-registrar, and transfer and paying agent, and Banco Santander Río S.A., as representative of the trustee, registrar, and transfer and paying agent in Argentina (the “Indenture”), the Company and The Bank of New York have entered into a first supplemental indenture in order to effect the exchange of the Regulation S Global Note (issued in a nominal amount of U.S. $160,250,000) and the Restricted Global Note (issued in a nominal amount of U.S. $59,750,000) (as such terms are defined in the Supplement), each as issued under the Indenture, for a single, registered Global Note, without interest coupons, with a nominal value of U.S. $220,000,000 that does not bear the Restricted Notes Legend (as such term is defined in the Indenture). The security codes for the unrestricted global note are: (i) CUSIP No. 29244AAJI; and (ii) ISIN No. US29244AAJ16.

Please feel free to contact me with any questions or other matters you wish to discuss.

Distribution and Marketing Company of the North (EDENOR )
Jaime J. Barba

Attorney-in-Fact

Buenos Aires, April 13, 2009

President of the Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

S	/	D

Re: Empresa Distribuidora y Comercializadora
Norte Sociedad Anónima (EDENOR) (Distribution
and Marketing Company of the North S.A.) Class 7
Bonds due 2017. Relevant Event.

Ladies and Gentlemen:

I am addressing this communication to the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) (the “BCBA”) in my capacity as Attorney-in-Fact for the Distribution and Marketing Company of the North (EDENOR) (hereinafter, the “Company” or “Edenor”). In accordance with Articles 2 and 3 of Chapter XXI of the Rules of the Comisión Nacional de Valores (National Securities Commission) (the “CNV”) and Article 23 of the Stock Quotation Regulation, I am writing to inform you that the Class 7 Senior Notes due 2017, which were issued by the Company on October 9, 2007 with a nominal value of U.S. $220,000,000 (the “Notes”), are, under Rule 144 of the Securities Act of 1933 of the United States of America and the amendments thereto, freely transferable to and by “non-affiliates” of the Company (as such term is defined in the Pricing Supplement dated as of July 4, 2007 (the “Supplement”) in connection with the Notes).

Accordingly, and in compliance with Article 8.1(g) of the Indenture, dated as of October 9, 2007 among Edenor, The Bank of New York Mellon (previously The Bank of New York) (“The Bank of New York”), as trustee, co-registrar, and transfer and paying agent, and Banco Santander Río S.A., as representative of the trustee, registrar, and transfer and paying agent in Argentina (the “Indenture”), the Company and The Bank of New York have entered into a first supplemental indenture, a copy of which is attached hereto as Annex A, in order to effect the exchange of the Regulation S Global Note (issued in a nominal amount of U.S. $160,250,000) and the Restricted Global Note (issued in a nominal amount of U.S. $59,750,000) (as such terms are defined in the Supplement), each as issued under the Indenture, for a single, registered Global Note, without interest coupons, with a nominal value of U.S. $220,000,000 that does not bear the Restricted Notes Legend (as such term is defined in the Indenture). The security codes for the unrestricted global note are: (i) CUSIP No. 29244AAJI; and (ii) ISIN No. US29244AAJ16.

Please feel free to contact me with any questions or other matters you wish to discuss.

Distribution and Marketing Company of the North (EDENOR )
Jaime J. Barba

Attorney-in-Fact

ANNEX A

FIRST SUPPLEMENTAL INDENTURE

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of November 14, 2008 (this “First Supplemental Indenture”), is between Empresa Distribuidora y Comercializadora Norte S.A., a sociedad anónima duly organized and existing under the laws of the Republic of Argentina (the “Company”), having its legal domicile at Azopardo 1025, City of Buenos Aires, Argentina C1107ADQ, and The Bank of New York Mellon (formerly The Bank of New York), a New York corporation organized under the laws of the State of New York and authorized to conduct a banking business, as Trustee (the “Trustee”).

RECITALS

WHEREAS, the Company, the Trustee, the Paying Agent, the Co-Registrar and Banco Santander Río S.A., as Registrar, Transfer Agent, Paying Agent in Argentina and representative of the Trustee in Argentina have heretofore entered into an Indenture dated as of October 9, 2007 relating to the issuance of U.S.$220,000,000 of the Company’s 10.5% Notes due October 9, 2017 (the “Original Indenture”); and

WHEREAS, the Original Indenture provides that the Company (when authorized by a Board Resolution), and the Trustee, at any time and from time to time, may, without the consent of any Holder, enter into an indenture supplemental thereto to modify the restrictions on and procedures for resales and other transfers of the Notes to reflect any change in applicable law or regulation (or the interpretation thereof), provided that such action shall not adversely affect the interests of Holders in any material respect; and

WHEREAS, the Company is authorized by Board Resolution to enter into this First Supplemental Indenture; and

WHEREAS, the Notes have become freely tradable without restrictions by non-affiliates of the Company pursuant to Rule 144 under the Securities Act (“Rule 144”); and

WHEREAS, the Company wishes to remove the Securities Act Legend from the Global Notes; and

WHEREAS, such action shall not adversely affect the interests of Holders in any material respect and shall benefit the interests of Holders; and

WHEREAS, the Company desires to supplement and amend the Original Indenture in order to provide for the removal of the Securities Act Legend from the Restricted Global Note.

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AGREEMENT

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and intending to be legally bound, the parties to this First Supplemental Indenture hereby agree as follows:

SECTION 1. Definitions, References. Unless otherwise specifically defined herein, each term used herein which is defined in the Original Indenture shall have the meaning assigned to such term in the Original Indenture. Except as amended and supplemented hereby, all of the terms of the Original Indenture shall remain in full force and effect and are hereby confirmed in all respects. Each reference to “hereof,” “hereunder,” “herein,” and “hereby” and each other similar reference, and each reference to “this Indenture” and each other similar reference, contained in the Original Indenture shall from and after the date hereof refer to the Original Indenture as amended by this First Supplemental Indenture.

SECTION 2. Amendments Not Requiring Noteholder Consent. Section 3.4(d)(v) of the Original Indenture is hereby amended and restated in its entirety as follows:

A new Note that does not bear a Securities Act Legend may be issued in exchange for or in lieu of a Note or any portion thereof that bears such a legend if, in the Company’s judgment, placing such a legend upon such new Note is not necessary to ensure compliance with the registration requirements of the Securities Act, and the Trustee, at the written direction of the Company, shall authenticate and deliver such a new Note as provided in this Article 3 and such new Note shall cease to be a Restricted Note.

SECTION 3. Representations and Warranties. Each party hereto represents and warrants that this First Supplemental Indenture has been duly authorized, executed and delivered by such party. The Company represents that: (a) the Original Indenture as amended by this First Supplemental Indenture constitutes a valid and binding obligation of the Company and (b) all applicable requirements of the Original Indenture for the execution and delivery of this First Supplemental Indenture have been complied with.

SECTION 4. Effectiveness. This First Supplemental Indenture will become effective on the date hereof; provided that each party hereto shall have executed and delivered a counterpart hereof to each other party.

SECTION 5. Counterparts. This First Supplemental Indenture may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

SECTION 6. Section Headings. The section headings in this First Supplemental Indenture are inserted for convenience only and shall not be part of this instrument.

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SECTION 7. Interpretation. To the extent that the Original Indenture as supplemented by this First Supplemental Indenture should be inconsistent with the terms and conditions of the Notes, the Original Indenture as supplemented shall govern.

SECTION 8. No Representations of Trustee. The Trustee makes no representation as to the validity or sufficiency of this First Supplemental Indenture.

SECTION 9. GOVERNING LAW. THIS FIRST SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

SECTION 10. Entire Agreement. This First Supplemental Indenture and the Original Indenture as amended and supplemented hereby constitute the entire agreement and understanding between the parties hereto and supersede any and all prior agreements and understandings relating to the subject matter hereof.

[Remainder of page intentionally left blank]

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            IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed by their respective authorized officers as of the day and year first above written.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. By: /s/ Rogelio Pagano Name: Rogelio Pagano Title: Director de Finanzas y Control, Edenor S.A.
THE BANK OF NEW YORK MELLON, as Trustee By: /s/ Kevin F. Binnie Name: Kevin F. Binnie Title: Vice President

Buenos Aires, April 13, 2009

President of the Mercado Abierto Electrónico S.A.

(Electronic Open Market)

S	/	D

Re: Empresa Distribuidora y Comercializadora
Norte Sociedad Anónima (EDENOR) (Distribution
and Marketing Company of the North S.A.) Class 7
Bonds due 2017. Relevant Event.

Ladies and Gentlemen:

I am addressing this communication to the Mercado Abierto Electrónico S.A. (Electronic Open Market) (the “MAE”) in my capacity as Attorney-in-Fact for the Distribution and Marketing Company of the North (EDENOR) (hereinafter, the “Company” or “Edenor”). In accordance with Articles 2 and 3 of Chapter XXI of the Rules of the Comisión Nacional de Valores (National Securities Commission) (the “CNV”) and Article 31 of the Stock Quotation Rules of the MAE and Related Measures, I am writing to inform you that the Class 7 Senior Notes due 2017, which were issued by the Company on October 9, 2007 with a nominal value of U.S. $220,000,000 (the “Notes”), are, under Rule 144 of the Securities Act of 1933 of the United States of America and the amendments thereto, freely transferable to and by “non-affiliates” of the Company (as such term is defined in the Pricing Supplement dated as of July 4, 2007 (the “Supplement”) in connection with the Notes).

Accordingly, and in compliance with Article 8.1(g) of the Indenture, dated as of October 9, 2007 among Edenor, The Bank of New York Mellon (previously The Bank of New York) (“The Bank of New York”), as trustee, co-registrar, and transfer and paying agent, and Banco Santander Río S.A., as representative of the trustee, registrar, and transfer and paying agent in Argentina (the “Indenture”), the Company and The Bank of New York have entered into a first supplemental indenture in order to effect the exchange of the Regulation S Global Note (issued in a nominal amount of U.S. $160,250,000) and the Restricted Global Note (issued in a nominal amount of U.S. $59,750,000) (as such terms are defined in the Supplement), each as issued under the Indenture, for a single, registered Global Note, without interest coupons, with a nominal value of U.S. $220,000,000 that does not bear the Restricted Notes Legend (as such term is defined in the Indenture). The security codes for the unrestricted global note are: (i) CUSIP No. 29244AAJI; and (ii) ISIN No. US29244AAJ16.

Please feel free to contact me with any questions or other matters you wish to discuss.

Distribution and Marketing Company of the North (EDENOR )
Jaime J. Barba

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: April 15, 2009